UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

SS&C Technologies Holdings, Inc.
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
78467J100
(CUSIP Number)
February 10, 2011
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78467J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TCG Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,469,799

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		35,469,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,469,799

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	47.6%

12	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

CUSIP No.	78467J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TC Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,469,799

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		35,469,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,469,799

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	47.6%

12	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

CUSIP No.	78467J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TC Group IV Managing GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,469,799

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		35,469,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,469,799

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	47.6%

12	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

CUSIP No.	78467J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TC Group IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,469,799

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		35,469,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,469,799

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	47.6%

12	TYPE OF REPORTING PERSON

	PN (Delaware Limited Partnership)

CUSIP No.	78467J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Carlyle Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,092,897

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		34,092,897

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,092,897

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	45.8%

12	TYPE OF REPORTING PERSON

	PN (Delaware Limited Partnership)

ITEM 1. (a)	Name of Issuer:

SS&C Technologies Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
80 Lamberton Road
Windsor, CT 060952
ITEM 2.
(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:
TCG Holdings, L.L.C.,
TC Group, L.L.C.,
TC Group IV Managing GP, L.L.C.,
TC Group IV, L.P., and
Carlyle Partners IV, L.P.
(b)	Address of Principal Business Office:
The address for each of the Reporting Persons is:
c/o The Carlyle Group
1001 Pennsylvania Ave. NW
Suite 220 South
Washington, D.C. 20004-2505.
(c)	Citizenship of each Reporting Person is:
The citizenship of each of the Reporting Persons is Delaware.
(d)	Title of Class of Securities:
Common stock, par value $0.01 per share
(e)	CUSIP Number:
78467J100
ITEM 3.
Not applicable.

ITEM 4. Ownership
Ownership (a-c)
The ownership information presented herein represents beneficial ownership of common stock, par value $0.01 per share (the “Shares”) of the Issuer as of February 11, 2011.

					Sole	Shared
					power to	power to
			Sole	Shared	dispose or	dispose or
			power	power to	to direct	to direct
	Amount		to vote or	vote or to	the	the
	beneficially	Percent	direct the	direct the	disposition	disposition
Reporting Person	owned	of class:	vote:	vote:	of:	of:
TCG Holdings, L.L.C.	35,469,799	47.6%	0	35,469,799	0	35,469,799
TC Group, L.L.C.	35,469,799	47.6%	0	35,469,799	0	35,469,799
TC Group IV Managing GP, L.L.C.	35,469,799	47.6%	0	35,469,799	0	35,469,799
TC Group IV, L.P.	35,469,799	47.6%	0	35,469,799	0	35,469,799
Carlyle Partners IV, L.P.	34,092,897	45.8%	0	34,092,897	0	34,092,897
     Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. are the record holders of 34,092,897 and 1,376,902 shares of common stock, respectively. TCG Holdings, L.L.C. exercises investment discretion and control over the shares held by each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. through its indirect subsidiary, TC Group IV, L.P., which is the sole general partner of each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group IV Managing GP, L.L.C. TC Group IV Managing GP, L.L.C. is the sole general partner of TC Group IV, L.P. As such, each of TCG Holdings, L.L.C., TC Group, L.L.C., TC Group IV Managing GP, L.L.C. and TC Group IV, L.P. may be deemed to beneficially own the shares held by each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P.
     TCG Holdings, L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., David M. Rubenstein and David M. Rubenstein, as the members of the TCG Holdings, L.L.C. managing board, may be deemed to share beneficial ownership of the shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.
ITEM 5. Ownership of Five Percent or Less of a Class
Not applicable.
ITEM 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

ITEM 8.	Identification and Classification of Members of the Group
Not applicable.

ITEM 9.	Notice of Dissolution of Group
Not applicable.

ITEM 10.	Certification
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

TCG Holdings, L.L.C.
By:	/s/ R. Rainey Hoffman as Attorney-in-Fact for David M.Rubenstein
	Name:	David M. Rubenstein
	Title:	Managing Director

TC Group, L.L.C.
By:	TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as Attorney-in-Fact for David M.Rubenstein
	Name:	David M. Rubenstein
	Title:	Managing Director

TC Group IV Managing GP, L.L.C.
By:	TC Group, L.L.C., as its Managing Member

By:	TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as Attorney- in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Managing Director

TC Group IV, L.P.
By:	TC Group IV Managing GP, L.L.C., as its Managing Member

By:	TC Group, L.L.C., as its Managing Member

By:	TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Managing Director

Carlyle Partners IV, L.P.
By:	TC Group IV, L.P., as its General Partner

By:	TC Group IV Managing GP, L.L.C., as its Managing Member

By:	TC Group, L.L.C., as its Managing Member

By:	TCG Holdings, L.L.C., as its Managing Member

By:	/s/ R. Rainey Hoffman asAttorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Managing Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

99.2	Power of Attorney